SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On March 19, 2018, Mr. Kim, Chang-Joon was appointed by the Minister of the Ministry of Strategy and Finance as a non-standing director of Korea Electric Power Corporation (“KEPCO”) for a term of two years until March 18, 2020. Mr. Kim replaces Mr. Koo, Ja-Yoon, who resigned as a non-standing director on March 18, 2018.

Biographic details of the newly appointed non-standing director are set forth below.

Name	Biographic details
Kim, Chang-Joon

•  Previous Positions:

-  President of Korea Electrical Contractors Association

-  President of Korea Electric Times

-  Standing Director of Gwangju Chamber of Commerce and Industry

•  Current Positions:

-  Chairman of Sport for All Commission of Korean Sport and Olympic Committee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name:	Kim, Jong-soo
Title:	Vice President

Date: March 19, 2018